EXHIBIT 2.2
                                                                     -----------

                            ASSET PURCHASE AGREEMENT

                  THIS ASSET PURCHASE AGREEMENT (this "Agreement") entered into this 29th day of December, 2000, by and between Louisiana Wholesale Drug Company, Inc., a Louisiana corporation ("Purchaser") on the one hand and Generic Distributors, Inc., a Delaware corporation ("Seller") and DynaGen, Inc. ("Parent Company") on the other hand.

                          W I T N E S S E T H  T H A T:

                  WHEREAS, Purchaser desires to purchase and Seller desires to sell and convey to Purchaser substantially all of the assets of Seller relating to Seller's business of distributing generic pharmaceutical products (the "Business"); and, upon the terms and subject to the conditions set forth herein; and

                  WHEREAS, Purchaser is willing to assume certain liabilities of Seller;

                  WHEREAS, Parent Company has agreed to execute this Agreement, to join in the representations and warranties of Seller and to guarantee the performance of Seller as to all conditions, covenants and obligations undertaken by Seller with respect to indemnification herein.

                  NOW, THEREFORE, in consideration of the agreements of the parties hereto, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. PURCHASE AND SALE OF ASSETS

         1.1. Purchase and Sale of Assets. At the Closing (as defined in Section
3), Seller agrees to sell, convey, transfer, assign and deliver to Purchaser, and Purchaser agrees to purchase from Seller, for the purchase price hereinafter specified, all of Seller's assets, properties and business of every kind and description and wherever situated (the "Assets"), except the Excluded Assets, as hereinafter defined. Without limiting the generality of the foregoing, the Assets to be acquired by Purchaser hereunder shall include:

         (a) All of Seller's Accounts Receivable, as that term is defined in
Section 5.4 (a recent listing of which is attached on Schedule 5.4 hereto), notes receivable or other rights to receive payments, whether arising out of the manufacture, sale, distribution or use of its products or services or otherwise, except as specifically excluded in Section 1.2 (a) and (c).

         (b) All of Seller's inventories of finished goods, goods in transit, work-in-process, raw materials, and other miscellaneous supplies and materials, as defined in Section 5.5 (a recent listing of which is attached on Schedule 5.5 hereto).

         (c) All interests of Seller in real property including land, buildings, structures, improvements, fixtures, leaseholds and leasehold improvements.

         (d) All machinery, equipment, computer hardware and, to the extent assignable, software, tools, motor vehicles, transportation, packing and delivery equipment and supplies, furniture and fixtures of every kind and description owned by Seller or ordered by it (a recent
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listing of which is attached on Schedule 1.1(d) hereto) on or before the Closing
Date (as defined in Section 3).

         (e) All of Seller's right, title and interest of every kind and description in and to the following assets:

                  (i) All of Seller's rights and privileges under the "Assigned Contracts" (as defined in Section 1.4) and unfilled purchase and sales orders.

                  (ii) All of Seller's rights to or under all trademarks, trade names, service marks, certification marks, United States and foreign trademark registrations and applications, trade names, copyrights, United States and foreign patents and patent applications, if any, including international priority rights associated therewith, and all patent and other license, trade secrets, inventions, and any and all goodwill associated with any of the foregoing, royalties and rights to sue for past infringements, including, without limitation, those items listed or otherwise described on Schedule 5.10 hereto.

                  (iii) All of Seller's customer lists, uncollected invoices, credit files, payroll records, schedules of fixed assets, books of account, contracts, sales representation agreements and sales agency agreements (if any), files, papers, books, records, designs, drawings, specifications and engineering data and all other public or confidential business records, all to the extent reasonably required for the orderly continuation of the business operations of Seller (collectively, the "Business Records").

                  (iv) All of Seller's causes of action, judgments, claims and demands of whatever nature, memberships, agencies and permits, claims for refunds and rights of offset and credits, all to the extent that they are assignable by Seller.

                  (v) All of Seller's rights under employment contracts, restrictive covenants, nondisclosure agreements and similar obligations of present and former officers and employees of Seller, including, without limitation, those listed on Schedule 5.7.

                  (vi) All of Seller's right, title and interest in and to the following telephone numbers, email addresses and post office box addresses, all to the extent the same are assignable by Seller:

          1 (800) 274-0400
              388-8850            388-8518        323-3884
              388-8532            323-3885        388-8545
              388-3887            388-1733        388-3140
              388-2693            388-5846        388-2734
              388-5874            388-3779        388-5877
              388-4693            388-6947        388-4761
              388-5017            388-5048        388-8796
                                                  388-8981

          genericd@iamerica.net

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         (f) All undeposited checks held by Seller and listed on Schedule
1.1(f).

         (g) All credits items associated with trade payables of Seller and set forth as "Credit Memo Receivables" on Schedule 1.1(g).

         1.2. Excluded Assets. Notwithstanding the foregoing, Seller shall not transfer, and Purchaser shall not acquire, any of Seller's right, title and interest in any of the following assets ("Excluded Assets"):

         (a) The amount due from DynaGen, Inc. and Superior Pharmaceutical Company with a balance of $451,052 and $125,166.98, respectively, as of October 31, 2000 and as adjusted as of the Closing Date and set forth on Schedule A hereto; and

         (b) any tax refunds resulting from tax payments withheld or accrued for fiscal 1999 or earlier years.

         (c) [INTENTIONALLY LEFT BLANK]

         (d) Inventory rebates attributable to and earned as a result of sales of inventory that occurred prior to the Closing Date. Seller and Purchaser agree that Seller shall receive the benefit of rebates attributable to and earned as a result of sales of inventory that occurred prior to the Closing Date and Purchaser shall be entitled to receive the benefit of rebates attributable to and earned as a result of sales of inventory that occurred subsequent to the Closing Date. To the extent that a rebate is attributable to sales both before and after the Closing Date, Seller and Purchaser agree that such rebates shall be apportioned to each based upon sales of each party. Each of Seller and Purchaser agrees to account for and remit any rebate that has been paid to such party for rebates for which the other party is entitled. Without limiting the generality of the foregoing, subject to Section 2.3, Purchaser shall remit to Seller on the Survival Date an amount equal to the credits taken by Purchaser as a result of inventory rebates taken as a result of sale of inventory that occurred before the Closing, less any credits for Indemnifiable Losses as provided for in Section 2.3.

         (e) Chargebacks earned by Seller on inventory sold by Seller prior to the Closing Date and listed on Schedule 1.2 (e). Purchaser agrees that if and when Purchaser takes credit for any chargeback, then subject to Section 2.3, Purchaser shall remit to Seller, on the Survival Date, an amount equal to the credits taken by Purchaser as a result of chargebacks identified on Schedule 1.2
(e), less any credits for Indemnifiable Losses as provided for in Section 2.3.

         (f) Pending MRM credit in the amount of $19,328.41. The MRM credit will be handled as follows: Purchaser will retain in escrow the dollar amount of the MRM credit as realized by Purchase after the Closing, and subject to Section 2.3, Purchaser shall remit to Seller, on the Survival Date, an amount equal to the aggregate amount of the MRM credit realized by Purchaser, less any credits for Indemnifiable Losses as provided for in Section 2.3. Seller makes no representations or warranties regarding the MRM credit or Seller's ability to fully utilize it after the Closing.

         (g) Deposits outstanding with third parties for utilities and more particularly identified on Schedule 1.2 (g).

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         (h) Credit items associated with Seller's trade payables, other than those set forth as "Credit Memo Receivables" on Schedule 1.1(g), including those items set forth as "Retained Credit Memos" on Schedule 1.3.

         1.3. Assumption of Liabilities. (a) At the Closing, Purchaser shall assume and agree to discharge Seller from the following liabilities of Seller as existing on the Closing Date (the "Assumed Liabilities"):

                  (i) All of Seller's obligations under the Assigned Contracts listed on Schedule 1.4 hereto.

         With respect to any Assumed Liability, such assumption by Purchaser is for the benefit only of Seller and shall not expand, increase, broaden or enlarge the rights or remedies of any other party, nor create in any other party any right against Purchaser which such party would not have against Seller if this Agreement had not been consummated.

         (b) Seller's trade accounts payable shall not be assumed by Purchaser but shall be retained by Purchaser as "Retained Payables" as set forth on
Schedule 1.3 hereof. Seller shall direct the Settlement Agent to remit portions of the Purchase Price toward the payment of the Retained Payables as set forth on Exhibit A to the Disbursement Sheet attached as part of Schedule A hereto. Parent Company hereby agrees, for the benefit of Purchaser, to assume the Retained Payables. Purchaser shall not assume, and shall have no responsibility for, any Retained Payables. Parent Company agrees to pay or cause to be paid all Retained Payable no later than 60 days after the Closing Date.

         1.4. Assignment of Certain Contracts. At the Closing, Purchaser shall succeed to the rights and privileges of Seller, and shall assume the express obligations of Seller performable after the Closing, pursuant to those leases, contracts and other agreements of Seller which are listed as "Assigned Contracts" on Schedule 1.4 hereto (the "Assigned Contracts") as and in the form of the copies thereof (or, if oral, as and in the form of the written statements of the terms thereof) furnished or made available to Purchaser pursuant hereto. Without limiting the generality of the foregoing, Purchaser shall neither assume, nor have any liability with respect to, any obligations of Seller under any Assigned Contract (a) required therein to be performed by Seller at or prior to the Closing or (b) arising out of any breach of any provision or term thereof not included in the copies (or written statements of the terms) of such Assigned Contracts delivered or made available to Purchaser pursuant hereto.

         1.5. Instruments of Conveyance, Assumption or Assignment. The sale, conveyance, transfer, assignment and delivery of the Assets and the Assigned Contracts, and the assumption of the Assumed Liabilities, as herein provided, shall be effected by bills of sale, endorsements, assignments, deeds, drafts, checks, stock powers or other instruments in such reasonable and customary form as shall be requested by Purchaser, and Seller shall at any time and from time to time after the Closing, upon reasonable request, execute, acknowledge and deliver such additional bills of sale, endorsements, assignments, deeds, drafts, checks, stock powers or other instruments and take such other actions as may be reasonably required to effectuate the transactions contemplated by this Agreement.

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         1.6 Vendor Codes and DEA Number. Seller agrees with Purchaser that for a period of time ending with the earlier of 60 days from the Closing Date or the date upon which Purchaser has established an account with a particular inventory vendor of Seller, Seller shall allow Purchaser to transact business and acquire purchases of inventory under the existing accounts of Seller with its vendors. Seller does further agree with Purchaser that Seller shall execute in favor of Purchaser a power of attorney and such other documents required by the U.S. Drug Enforcement Agency (the "DEA") for the purpose of allowing Purchaser to temporarily operate under Seller's DEA number at Seller's premises at 1611 Olive Street, Monroe, Louisiana until such time as the DEA has issued a number to Purchaser for the existing business location. Purchaser and Seller each agree to use their best efforts to have accounts opened for the account of Purchaser with each of the vendors of Seller and to make such applications and provide such information as may be required for the issuance by the DEA of a number for the benefit of Purchaser.

         2. PURCHASE PRICE

         2.1. Purchase Price. In consideration for the sale, conveyance, transfer and delivery of the Assets and the Assigned Contracts and upon the terms and subject to the conditions set forth in this Agreement, Purchaser shall
(a) pay to Seller the purchase price consisting of a cash payment in the amount of (i) the assets as set forth on the "Purchase Price Allocation" column on Schedule A hereto (the "Total Assets"), less (ii) the liabilities set forth on the "Purchase Price Allocation" column on Schedule A (the "Liabilities"), multiplied by 1.163966 plus (iii) the face value of undeposited checks credited to accounts receivable as of the Closing and listed on Schedule 1.1(f) plus (iv) the face value of the Retained Payables (the "Purchase Price"); and (b) shall assume the Assumed Liabilities.

         2.2. Calculation of Purchase Price. A review of Seller's assets and liabilities upon which the purchase price shall be calculated shall be conducted as of December 22, 2000 in accordance with generally accepted accounting principles (the "Closing Date Review") by Seller and Purchaser and the result set forth on Schedule A hereto on or before the Closing Date. The Closing Date Review shall form the basis for calculating the Purchase Price pursuant to
Section 2.1 above.

         2.3 Escrow. Purchaser shall be entitled to retain in escrow any amounts collected after the Closing by Purchaser under Sections 1.2(d), (e) and (f) (the "Escrowed Amount"). On the Survival Date (as hereinafter defined), Purchaser shall pay to Seller the Escrowed Amount less any Indemnifiable Loss as provided for in Article 9.

         3. CLOSING

         3.1. The closing of the sale and purchase (the "Closing") shall take place at the offices of Purchaser at 10:00 a.m. on December 29, 2000, or at such other time and place as may be mutually agreed upon (the "Closing Date"). At the Closing, Seller shall deliver to Purchaser such bills of sale, endorsements, assignments, deeds, drafts, checks, stock powers or other instruments as shall be effective to vest in Purchaser good and marketable title to the Assets subject to no liens, encumbrances, or rights in any other party whatsoever, except for Permitted Liens or as expressly provided for in this Agreement and such other deliveries as are required in

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Section 7. At the Closing, Purchaser shall deliver to Seller the Purchase Price and the Assumption Agreement, as defined in Section 8.3.

         4. TAXES AND PREPAID ITEMS

         Except as otherwise expressly provided herein, Seller will pay all sales, use, franchise and other taxes and charges which may become payable in connection with the sale of the Assets pursuant to the terms of this Agreement, and any and all other taxes and charges accruing out of the operation of Seller's business prior to the Closing Date. Notwithstanding the foregoing, Purchaser shall be responsible for payment of any local or state sales tax imposed in connection with the sale of fixed assets.

         5. REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller and Parent represent, warrant, covenant and agree that:

         5.1. Organization and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing in the State of Louisiana and each other jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Business. "Material Adverse Effect" means the result of one or more events, changes or effects which, individually or in the aggregate, would have a material adverse effect or impact on the business, assets, results of operations, prospects or financial condition of such party and its subsidiaries, taken as a whole, or is reasonably likely to delay or prevent the consummation of the transactions contemplated hereby.

         Parent Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into this Agreement.

         5.2. Due Authorization; Effect of Transaction. No provision of Seller's Certificate of Incorporation or By-laws or any agreement, instrument or understanding, or any judgment, decree, law, rule or regulation, to which Seller is a party or by which Seller is bound, has been or will be violated by the execution and delivery by Seller of this Agreement or the performance or satisfaction of any agreement or condition herein contained upon its part to be performed or satisfied, and all requisite corporate and other authorizations for such execution, delivery, performance and satisfaction have been duly obtained. This Agreement will, upon execution and delivery, be a legal, valid and binding obligation of Seller, enforceable in accordance with its terms. Seller is not in default in the performance, observance or fulfillment of any of the terms or conditions of its Certificate of Incorporation or By-Laws. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby are events which of themselves or with the giving of notice or the passage of time or both, could result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever on the property or assets of Seller, and no such event of itself or with the giving of notice or the passage

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of time or both will result in the acceleration of the due date of any obligation of Seller, except for such matters as would not have a Material Adverse Effect on the Business.

         No provision of Parent Company's Certificate of Incorporation or By-laws or any agreement, instrument or understanding, or any judgment, decree, law, rule or regulation, to which Parent Company is a party or by which Parent Company is bound, has been or will be violated by the execution and delivery by Parent Company of this Agreement or the performance or satisfaction of any agreement or condition herein contained upon its part to be performed or satisfied, and all requisite corporate and other authorizations for such execution, delivery, performance and satisfaction have been duly obtained. This Agreement will, upon execution and delivery, be a legal, valid and binding obligation of Parent Company, enforceable in accordance with its terms. Parent Company is not in default in the performance, observance or fulfillment of any of the terms or conditions of its Certificate of Incorporation or By-Laws. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby are events which of themselves or with the giving of notice or the passage of time or both, could result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever on the property or assets of Parent Company, and no such event of itself or with the giving of notice or the passage of time or both will result in the acceleration of the due date of any obligation of Parent Company, except for such matters as would not have a Material Adverse Effect on the Business.

         5.3. Financial Statements. Seller has delivered to Purchaser its unaudited financial statements, including the balance sheet of Seller as of December 31, 1999, together with the statement of operations for the year then ended (the "Year-End Financial Statements"). Seller has also delivered to Purchaser the balance sheets of Seller as at the date of each month ending after the end of the most recent fiscal year, together with related statements of operations for the respective periods then ended (the "Interim Financial Statements"), including without limitation such Interim Financial Statements as at and for the period ending September 30, 2000 (the "September 30, 2000 Financial Statements"), together with the balance sheet of Seller as of December 22, 2000, a copy of which is reproduced on Schedule A hereto (the December 22, 2000 Balance Sheet").

         The Year-End Financial Statements and the Interim Financial Statements, including the September 30, 2000 Financial Statements and the December 22, 2000 Balance Sheet, are hereinafter sometimes collectively referred to as the "Financial Statements." All of the Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed throughout the periods and fairly present the financial condition of Seller and the results of its operations as at the dates thereof and throughout the periods covered thereby. The Financial Statements reflect or provide for all claims against, and all debts and liabilities of, Seller, fixed or contingent, as at the dates thereof, and there has not been any change between September 30, 2000 and the date of this Agreement which has affected materially or adversely the business or properties or condition or prospects, financial or other, or results of operations of Seller, and no fact or condition exists or is contemplated or threatened, which might cause any such change at any time in the future.

         5.4. Accounts Receivable. All customer and trade notes and accounts receivable (collectively, "Accounts Receivable") owned by Seller on the date of the most recent balance

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sheet included in the Financial Statements are fully collectible in the aggregate, to the extent of the aggregate face value thereof as indicated on such balance sheet. Purchaser shall attempt to collect all Accounts Receivable in the ordinary course of business and in a manner consistent with Purchaser's present practices. At the option of the Purchaser exercisable within thirty days after the end of the 120-day period following the Closing, any such Accounts Receivable remaining uncollected 120 days after the Closing, together with supporting documentation, may be returned to Seller for a cash payment in the amount of such Accounts Receivable times 1.163966, and Seller may thereafter collect such Accounts Receivable in a manner consistent with Seller's past practices. At the option of the Purchaser exercisable within thirty days after the end of the 120-day period following the Closing, any undeposited check transferred to Purchaser pursuant to Section 1.1(f) hereof on which Purchaser has not received payment, together with supporting documentation, may be returned to Seller for a cash payment in the face amount of the same, and Seller may thereafter collect the same as an Account Receivable in a manner consistent with Seller's past practices. In addition to the foregoing provisions, Seller hereby authorizes Purchaser to negotiate, on Purchaser's behalf and for Purchaser's account, any checks made payable to Seller that Purchaser receives after the Closing in respect of Accounts Receivable assigned to Purchaser hereunder.

         5.5. Inventory. All items included in Seller's inventory are covered on the books of Seller, and are valued on the Financial Statements at the lower of cost or market and, in any event, at not greater than their net realizable value in the aggregate. No items included in Sellers's inventory are ( or will be at the date of Closing) in any material respect obsolete or damaged. Upon the sale, assignment, transfer and delivery of the Assets to Purchaser hereunder, there will be vested in Purchaser good title to the items of inventory constituting a part thereof, free and clear of all mortgages, liens, encumbrances, equities, claims and obligations to other persons of whatever kind and character, except for the rights of third persons arising under contracts for the sale of inventory in the ordinary course of business, each of which is listed on
Schedule 5.5. All items of inventory owned by Seller as of December 22, 2000, a list of which is attached as part of Schedule 5.5, are accounted for in the manner described in this Section 5.5 on the December 22, 2000 Balance Sheet and on Schedule A.

         5.6. Personal Properties. Seller owns and has good and marketable title to all the tangible and intangible personal property and assets, other than the leaseholds referred to in Schedule 5.6, reflected upon the most recent balance sheet included in the Financial Statements or used by Seller in its business if not so reflected, free and clear of all mortgages, liens, encumbrances, equities, claims and obligations to other persons of whatever kind and character, except as set forth in Schedule 5.6. Upon the sale, assignment, transfer and delivery of the Assets to Purchaser hereunder, there will be vested in Purchaser good title to the personal property constituting a part thereof, free and clear of all mortgages, liens, encumbrances, equities, claims and obligations to other persons, of whatever kind and character ("Liens"), except as set forth in Schedule 5.6 or except for Liens which do not materially detract from the value of or interfere with the present use of the property affected thereby and which do not, individually or in the aggregate, have a Material Adverse Effect on the Business (the "Permitted Liens").

         5.7 Employment Arrangements. Except as set forth on Schedule 5.7, Seller has no obligation, contingent or otherwise, under any employment agreement, collective bargaining or other labor agreement, any agreement containing severance or termination pay arrangements, deferred compensation agreement, retainer or consulting arrangements, pension or retirement plan, bonus or profit-sharing plan, stock option or purchase plan or other employee contract or non-terminable (whether with or without penalty) arrangement, group life, health, medical or hospitalization insurance, plan or program or other employee or fringe benefit plan, including vacation plans or programs and sick leave plans or programs.
Schedule 5.7 sets forth the basis of funding, and the current status of, any past service liability with respect to any such plan or agreement. Seller has never been party to any "multi-employer plan" or "defined benefit plan," as those terms are defined under the Employment Retirement Income Security Act. Except as set forth in Schedule 5.7, Seller or its employees are not now and for the past five years have not been subject to or involved in or, to the best of Seller's knowledge, threatened with any union elections, petitions therefor or other organizational activities. Seller has performed all obligations required to be performed under all such agreements, plans and arrangements and is not in breach of or in default or arrears under the terms thereof.

5.8. Litigation; Compliance with Laws. (a) Schedule 5.8 contains a brief description of all litigation or legal or other actions, suits, proceedings or investigations, at law or in equity or admiralty, or before any federal, state, municipal or other governmental department (including, without limitation, the National Labor Relations Board), commission, board, agency or instrumentality, domestic or foreign, in which Seller is engaged, or, to the knowledge and belief of Seller, with which Seller is threatened in connection with the business or affairs or properties or assets of Seller.

         (b) Seller has all requisite material licenses, permits and certificates, including environmental, health and safety permits, from federal, state and local authorities necessary to conduct the Business and own and operate the Assets, a schedule of which is attached hereto as part of Schedule
5.8. Seller is not in violation of any law, regulation or ordinance relating to the Assets or the Business, including, without limitation, those relating to pollution, pollution of public health, the environment and occupational health and safety, the violation of which could have a Material Adverse Effect on the Business or the Assets or which would substantially impair the continuation of the Business as presently conducted.

         (c) Without limiting the generality of the foregoing, except as set forth on Schedule 5.8:

                  (i) To Seller's knowledge and belief, Seller is currently in material compliance with all federal, state and local environmental laws.

                  (ii) Seller is not subject to any judgement, decree, order or citation which relates to or arises out of a violation of any federal, state or local environmental laws, or that requires Seller to clean up, remove, or take remedial or other responsive action pursuant to any such environmental laws.

                  (iii) Seller is not currently a party to any litigation or administrative proceeding which asserts either that Seller has violated or is violating any federal, state or local environmental law, nor has Seller received any notice or claim regarding any such proceeding.

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                  (iv) Seller has not received any notice or claim to the effect that it is or is reasonably expected to be subject to a demand or claim by any person as a result of any leak, spill, release, discharge, emission or disposal of any Hazardous Material, or any notice letter or request for information under, any federal, state or local environmental statute, regulation or ordinance.

                  (v) For the purpose of this Section 5.8, the term "federal, state or local environmental laws" shall mean all federal, state, provincial and local laws, including statutes, regulations, ordinances, codes, rules and other governmental restrictions and/or requirements, relating to health, safety and/or environmental pollution, contamination or other impairment of any nature, any hazardous or other toxic substances of any nature, whether liquid, solid and/or gaseous, including, without limitation, smoke, vapour, fumes, suit, radiation, acids, alkalis, chemicals, wastes, by-products and recycled materials. "Hazardous Material" means any substance or material defined or designated as hazardous or toxic waste, material, substance, or other similar term, by, any federal, state or local environmental statute, regulation or ordinance. The term "to Seller's knowledge" means to the actual knowledge of those management employees of Seller with primary responsibility for Seller's operations at Seller's main place of business in Monroe, Louisiana.

         5.9. Taxes. The Business has filed all federal, state and local tax returns and reports which it is required to file with respect to the Assets and the Business and has paid all taxes, interest, penalties, assessments and deficiencies due or claimed to be due thereunder. All applicable federal, state and local taxes, assessments, fees and other governmental charges imposed on the Business with respect to the Assets which have become due and payable, whether or not disputed, have been paid. The Business is current in the payment of all income, real and personal property, franchise, sales, use and withholding taxes with respect to the Assets and the Business. There are no pending audits, issues, examinations, asserted deficiencies or claims for additional taxes or interest or penalties thereon by or before any federal, state, local or other taxing authority with respect to the Assets or the Business.

         5.10. Intellectual Property. Schedule 5.10 lists all material trade secrets and sets forth all of the trademarks, trade names, service marks, patents, copyrights, registrations or applications with respect thereto, and licenses or rights under the same ("Intellectual Property Rights") owned and/or used by Seller in the conduct of the Business. Seller owns or has a valid license to use from third parties such Intellectual Property Rights. To the best knowledge of Seller, the Intellectual Property Rights of the Business do not violate, infringe upon or misappropriate the Intellectual Property Rights of any Person where such violation or infringement would have a Material Adverse Effect on the Business.

         5.11 Insurance. The insurance policies listed and described briefly on
Schedule 5.11 constitute all of the policies in force and effect in respect of the Business and Assets, including, without limitation, insurance on personnel, of Seller. Seller is not in default under any such policy. The insurance policies so listed and identified are, and since the inception of the business carried on by Seller have been, sufficient in nature, scope and amounts to insure adequately (and, in any event, in amounts sufficient to prevent Seller from becoming a co-insurer within the terms of such policies) the business, properties and assets of Seller. Seller agrees to maintain in full force and effect subsequent to the Closing Date such policies of insurance providing liability insurance coverages as to matters of products liability covering risks resulting from the sale of inventory prior to the Closing Date and brought by suit subsequent to the Closing Date ("Tail Insurance Coverage").

         5.12. Extraordinary Events. From the end of its most recent fiscal year to the date hereof, none of the Business or Assets have suffered a Material Adverse Effect as the result of any fire, explosion, accident, casualty, labor disturbance, requisition or taking of property by any governmental body or agency, flood, embargo, or Act of God or the public enemy, or cessation, interruption or diminution of operations.

         5.13. Certain Transactions. Except as set forth in Schedule 5.13, none of the officers, directors or employees of Seller is presently a party to any transaction with Seller (other than for services as officers, directors and employees), including, without limitation, any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from, any such officer, director or employee, any member of a family of any such officer, director or employee or any corporation, partnership, trust or other entity in which any such officer, director or any employee has a substantial interest or is an officer, director, trustee or partner.

         5.14. Interpretation and Survival of Representations and Warranties. Notwithstanding any right of Purchaser to fully investigate the affairs of Seller, and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser has the right to rely fully upon the representations, warranties, covenants and agreements contained in this Agreement or in any exhibits and schedules annexed hereto as part of this Agreement. All representations, warranties, covenants and agreements of the Seller shall be true and complete in all material respects as of the Closing Date and shall survive the Closing Date until the date (the "Survival Date") of expiration of the probation order applicable to Generic Distributors Limited Partnership, the former owner of certain of the Assets, in connection with the matter captioned U.S. v. Generic Distributors Limited Partnership, CV96-0711 (the "DEA Judgment"), provided, that Purchaser agrees to give good faith consideration to an earlier Survival Date as the parties may agree upon if, following the Closing, Purchase determines that such an earlier Survival Date is appropriate under the circumstances.

         6. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PURCHASER

         6.1. Due Authorization; Effect of Transaction. No provision of Purchaser's Articles of Incorporation or By-laws, or of any agreement, instrument or understanding, or any judgment, decree, rule or regulation, to which Purchaser is a party or by which it is bound, have been or will be violated by the execution by Purchaser of this Agreement or the performance or satisfaction of any agreement or condition herein contained upon the part of Purchaser to be performed or satisfied, and all requisite corporate and other authorizations for such execution, delivery, performance and satisfaction have been duly obtained. This Agreement will upon execution and delivery be a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms. Purchaser is not in default in the performance, observance or fulfillment of any of the terms or conditions of its respective Certificate of Incorporation or By-laws.

         6.2. Continuing Representations. The representations and warranties of Purchaser herein contained shall survive the Closing until the Survival Date.

         7. CONDITIONS OF PURCHASER'S OBLIGATIONS

         The obligations of Purchaser hereunder are subject to the fulfillment to the reasonable satisfaction of Purchaser, prior to or at the Closing, of each of the following conditions:

         7.1. No Opposition. No suit, action or proceeding shall be pending or threatened at any time prior to or on the Closing Date before or by any court or governmental body seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or which might materially and adversely affect the business or properties or condition, financial or other, or results of operations of Seller.

         7.2. Permits, etc. Seller shall have assigned to Purchaser, or Purchaser shall have obtained, all such permits, licenses, approvals, authorizations, variances, agreements and warranties from federal, state and local governmental authorities, which Purchaser shall reasonably deem necessary or desirable for the operation by Purchaser of the business of Seller after the Closing.

         7.3. Consents. Seller shall have obtained all consents of third parties, including without limitation consents or binders respecting insurance policies to be assigned to Purchaser hereunder, which Purchaser shall reasonably deem necessary or desirable for the consummation of the transactions contemplated hereby or the operation by Purchaser of the Business after the Closing.
         7.4. Representations, Warranties and Covenants. The representations and warranties of Seller contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date; each and all of the covenants, agreements and conditions to be performed or satisfied by Seller hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and Seller shall have furnished Purchaser with such certificates and other documents to such effect as Purchaser shall have reasonably requested.

         7.5. Instruments of Transfer. Seller shall have delivered to Purchaser bills of sale, assignments, deeds, stock powers and other instruments of transfer and assignment in accordance with the provisions hereof, transferring to Purchaser all of Seller's right, title and interest in and to the Assets, including the Assigned Contracts, to be transferred, sold, assigned and conveyed by Seller to Purchaser pursuant to the provisions of this Agreement.

         7.6. Purchase Price Allocation Agreement. Purchaser and Seller shall enter into an agreement substantially in the form of Exhibit D hereto (the "Allocation Agreement"), pursuant to which, among other things, the Purchase Price shall be allocated between them by Purchaser and Seller (with a portion of the Purchase Price allocated to goodwill), and Purchaser and Seller shall agree to conform to such allocation in their respective tax filings and financial statements.

         7.7 Lease. Purchaser shall have entered into a formal written lease agreement with R. W Gregory, Jr. as landlord and Purchaser as tenant concerning the existing business location at 1611 Olive Street, Monroe, Louisiana providing for a 90-day notice of termination period and a monthly rental in the amount of $2250 commitment for at least a one year period, such lease to contain such other terms, conditions and limitations as Purchaser and Purchaser's counsel may deem necessary and appropriate.

         7.8. Termination of Employment Contract. Seller shall have delivered to Purchaser an act of termination of employment contract by and between Don Couvillion and Seller.

         7.9. Opinion of Counsel. Seller shall have delivered an opinion of counsel for Seller and Parent Company as to the valid existence and authorization of each and as to the enforceability of the Agreement.

         8. CONDITIONS OF SELLER'S OBLIGATIONS

         The obligations of Seller hereunder are subject to the fulfillment to the reasonable satisfaction of Seller prior to or at the Closing of each of the following conditions:

         8.1. Representations and Covenants. The representations and warranties of Purchaser contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date; each of the covenants, agreements and conditions to be performed or satisfied by Purchaser hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and Purchaser shall have furnished Seller with such certificates or other documents to such effect as Seller shall have reasonably requested.

         8.2. No Opposition. No suit, action or proceeding shall be pending or threatened on the Closing Date before or by any court or governmental authority seeking to restrain or prohibit the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         8.3. Assumption Agreement. Purchaser shall have delivered to Seller an Assumption Agreement dated as of the Closing substantially in the form of Exhibit G hereto, by which Purchaser shall assume the Assumed Liabilities (the "Assumption Agreement").

         8.4. Employment Arrangements. Purchaser shall have entered into satisfactory employment at-will arrangements with each of Seller's employees as of the Closing Date. Purchaser undertakes no covenant or agreement to continue the employment of any of Seller's present employees after the Closing Date. The directors and management of Purchaser shall be free after the Closing Date to determine which employees of Seller to retain. The directors and management of Purchaser shall have no obligation to any current employee of Seller with respect to any employment contract, employee benefit, or employee benefit plan that is currently maintained by Seller.

         9. INDEMNIFICATION

         9.1. Indemnification By Seller. (a) Seller hereby agrees to indemnify and hold harmless Purchaser from and against losses, liabilities, damages, obligations, claims, demands, judgments or settlements of any nature or kind, including attorneys' fees, incident thereto or arising therefrom ("Losses"), to the extent directly caused by any failure by Seller to perform, abide by or fulfill any of the agreements, covenants or obligations set forth in or entered into in connection with this Agreement to be so performed or fulfilled by Seller, any breach or inaccuracy in any representation, warranty or agreement of Seller contained in this Agreement or any actions taken by Seller prior to the Closing Date, to the extent such liability is not assumed by Purchaser pursuant to this Agreement.

         (b) Seller agrees to indemnify and hold harmless Purchaser from and against Losses arising out of the actions or causes of action asserted in the "Litigation," as defined on Schedule 5.8.

         (c) Seller agrees to indemnify and hold harmless Purchaser from and against Losses arising out of any obligation to pay any part of the suspended fine imposed on Generic Distributors Limited Partnership in connection with the DEA Judgment.

         9.2. Indemnification By Purchaser. (a) Purchaser hereby agrees at all times hereafter to indemnify and hold harmless Seller from and against all Losses, to the extent directly caused by any failure by Purchaser to perform, abide by or fulfill any of the agreements, covenants or obligations set forth in or entered into in connection with this Agreement to be so performed or fulfilled by Purchaser, any breach or inaccuracy in any representation, warranty or agreement of Purchaser contained in this Agreement or any Assumed Liability.

         (b) Purchaser hereby agrees at all times hereafter to indemnify and hold harmless Seller from and against all Losses, to the extent incurred in connection with Purchaser's use of the vendor codes or DEA number; provided, that Purchaser's obligation hereunder shall not be construed to include the obligation to pay any part of the suspended fine imposed on Generic Distributors Limited Partnership, the former owner of certain of the Assets, in connection with the DEA Judgment. This obligation to indemnify shall not be subject to any limitation or Basket as described in Section 9.5 or otherwise.

         9.3. Procedures for Indemnification of Third Party Claims.

         (a) Notice; Right to Retain Counsel; Cooperation. If a party entitled to be indemnified pursuant to Section 9.1 or 9.2 (an "Indemnitee") determines to seek indemnification pursuant to this Agreement with respect to any Loss for which an Indemnitee is entitled to receive a payment from the other (an "Indemnifiable Loss"), then the Indemnitee shall give written notice to the other (the "Indemnifying Party") within a reasonable time of the Indemnitee becoming aware of any such Indemnifiable Loss. Such notice shall set forth all material information with respect thereto as is then reasonably available to the Indemnitee. Failure by the Indemnitee to provide such notice within the time period specified herein shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party is materially prejudiced by such failure. In case any such Liability is asserted against the

Indemnitee, and the Indemnitee notifies the Indemnifying Party thereof, the Indemnifying Party will be entitled, if it so elects by written notice delivered to the Indemnitee within twenty (20) days after receiving the Indemnitee's notice and acknowledges in writing that such claim is an Indemnifiable Loss hereunder, to assume the defense thereof with counsel satisfactory to the Indemnitee. Notwithstanding the foregoing, (i) the Indemnitee shall also have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Indemnitee. With respect to any assertion of liability by a claimant for which an Indemnitee seeks indemnification under this Section 9.3, the parties hereto shall make available to each other all relevant information in their possession material to any such assertion, and each shall use its commercially reasonable best efforts to cooperate and assist one another in defending against such assertion.

         (b) Indemnitee's Right to Undertake Defense. In the event that the Indemnifying Party, within twenty (20) days after receipt of the aforesaid notice of an Indemnifiable Loss, fails to notify the Indemnitee that it will assume the defense of the Indemnitee against such Indemnifiable Loss, the Indemnitee shall have the right to undertake the defense, compromise or settlement of such claim on behalf of, and for the account and risk of, the Indemnifying Party.

         9.4. Payment Terms. All payments to be made by an Indemnifying Party pursuant to its obligations under this Article 9 shall be made promptly after resolution of a claim hereunder.

         9.5. Limitations and Qualifications to Indemnification. The foregoing obligations of an Indemnifying Party under Section 9.1 or Section 9.2(a) shall be subject to each of the following principles and qualifications:

         (a) An Indemnifying Party shall not be liable for any Indemnifiable Loss to the extent that such Indemnifiable Loss:

                  (i) is attributable, wholly or partially, to any breach of this Agreement by the Indemnified Party;

                  (ii) has already been recovered by the Indemnified Party under this Agreement;

                  (iii) occurs or is increased (and then only to the extent of such increase) as a result of any legislation not in force at the date hereof;

                  (iv) is contingent or incapable of being quantified, unless and until such Indemnified Loss ceases to be contingent or is quantified; or

                  (v) exceeds $800,000.

         (b) Except for losses arising out of the breach of the representations and warranties provided for in Sections 5.4 and 5.5, or arising out of a breach of Parent Company's obligations in Section 1.3(c), or arising out of any claim asserted in the Litigation or any obligation to pay any part of the suspended fine imposed on Generic Distributors Limited Partnership under the DEA Judgment, an Indemnifying Party shall not be liable for any Indemnifiable Loss unless and until the aggregate amount of all Indemnifiable Losses, exceeds $25,000 (the "Basket"), after which the Indemnifying Party shall be liable for all such amounts, commencing from "dollar one." Losses arising out of the breach of representations and warranties provided for in Section 5.4, or any obligation to pay any part of the suspended fine imposed on Generic Distributors Limited Partnership under the DEA Judgment, or arising out of a breach of Parent Company's obligation under Section 1.3(c) shall not be subject to the Basket. Losses arising out of the breach of representations and warranties provided for in Section 5.5 shall be subject to a Basket of $10,000, and any loss arising out of the breach of the representations and warranties provided for in Section 5.5 shall be multiplied by 1.163966 in determining the amount of the Indemnifiable Loss. The obligations of an Indemnified Party under this Article 9 shall not, in the aggregate, exceed $800,000.

         (c) An Indemnifying Party shall have no liability to indemnify the Indemnified Party for any Indemnifiable Losses under this Agreement unless notice giving reasonable particulars of such claim for indemnification and such Indemnifiable Loss has been delivered to the Indemnifying Party on or before the Survival Date.

         10. MISCELLANEOUS

         10.1. Brokerage Fee. The parties hereto severally represent that no broker has been involved in this transaction and each party agrees to indemnify and hold the other harmless from payment of any brokerage fee, finders fee or commission claimed by any party who claims to have been involved because of association with such party.

         10.2. Entire Agreement; Amendments; Waivers. This Agreement, together with Exhibits and Schedules hereto, constitutes the entire agreement of the parties related to the subject matter of this Agreement, supersedes all prior or contemporary agreements, representations, warranties, covenants and understandings of the parties. This Agreement may not be amended, nor shall any waiver, change, modification, consent or discharge be effected, except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought. Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of such term, condition or breach of covenant, representation or warranty and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose.

         10.3. Assignment; Successors and Assigns. This Agreement shall not be assignable by any party without the written consent of the others. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         10.4. Severability. If any provision or provisions of this Agreement shall be, or be found to be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

         10.5. Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in pleading or proving any provision of this Agreement it shall not be necessary to produce more than one such counterpart. This Agreement may be executed by facsimile signatures which shall have the force and effect of original signatures.

         10.6. Section and Other Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way effect the meaning or interpretation of this Agreement.

         10.7. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered by hand, sent via overnight courier, sent by facsimile, or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

                  (a) TO SELLER:  If to Seller:
                                    Generic Distributors, Inc.
                                    C/o DynaGen, Inc.
                                    200 Highland Avenue, Suite 301
                                    Needham, MA 02494
                                    Facsimile: (781) 449-5190
                                    Attention: President

                                    with a copy to:

                                    Foley, Hoag & Eliot LLP
                                    One Post Office Square
                                    Boston, MA 02109
                                    Facsimile: (617) 832-7000
                                    Attention: David A. Broadwin, Esq.

                  (b) TO PURCHASER:  If to Purchaser, to:

                                    Louisiana Wholesale Drug Company, Inc.
                                    2085, I - 49 South Service Road
                                    Sunset, LA  70584
                                    Facsimile: (337) 662-5784
                                    Attention: Mr. Gayle R. White
                                    with a copy to:

                                    Allen & Gooch
                                    1015 St. John Street
                                    Lafayette, Louisiana, 70501
                                    Facsimile: (337) 291-1320
                                    Attention:  Mr. Neil G. Vincent, Esq.

                  or to such other person or entity or at such other address as any party shall designate by notice to the other in accordance herewith.

         Notices provided in accordance with this Section 10.8 shall be deemed delivered (i) upon personal delivery with signature required, (ii) one Business Day after they have been sent to the recipient by reputable overnight courier service (charges prepaid and signature required) (iii) upon confirmation, answer back received, of successful transmission of a facsimile message containing such notice if sent between 9 a.m. and 5 p.m., local time of the recipient, on any Business Day, and as of 9 a.m. local time of the recipient on the next Business Day if sent at any other time, or (iv) three Business Days after deposit in the mail. The term "Business Day" as used in this Section 10.7 shall mean any day other than Saturday, Sunday or a day on which banking institutions are not required to be open in The Commonwealth of Massachusetts.

         10.8. Gender. Whenever used herein, the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders.

         10.9. Law to Govern. This Agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of the State of Louisiana, without giving effect to its conflicts of laws principles.

         10.10. Resolutions Of Conflicts; Arbitration. The following provisions shall apply with respect to the assertion of claims and the indemnification provisions of Article 9.

         (a) Seller and Purchaser shall attempt promptly and in good faith to agree upon the rights of the parties with respect to any disputed claims. If Seller and Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and Seller or Purchaser, as the case may be, shall satisfy the claim in accordance with the terms thereof.

         (b) Any dispute or controversy concerning the indemnity obligations of
Article 9 not agreed to by the parties pursuant to Section 10.10(a) shall be resolved in good faith by mediation among the Sellers and the senior executive officers of Purchaser. If such dispute can not be resolved by mediation within 30 days, then except for the right of either party to apply to a court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm pending the selection and confirmation of an arbitrator, any continuing dispute, controversy or claim arising out of, in connection with, or in relation to the indemnity obligations under Article 9 shall be settled by arbitration in accordance with Section 10.10(c) below.

         (c) If no agreement can be reached after good faith attempts pursuant to Section 10.10(a) and 10.10(b), either Purchaser or Seller may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in any such event the matter shall be settled by arbitration conducted by a single arbitrator mutually agreeable to Seller and Purchaser, or if a single arbitrator cannot be agreed to by the parties within thirty (30) days, then by three arbitrators. In the event of three arbitrators, Purchaser and Seller shall each select one arbitrator, and the two arbitrators so elected shall select a third arbitrator. The decision of the arbitrators so selected as to the validity and amount of any claim in dispute shall be binding and conclusive upon the parties to this Agreement, and the parties shall act in accordance with such decision and satisfy any such claim in accordance therewith. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Atlanta, Georgia. Any such arbitration shall be conducted under the rules then in effect of the American Arbitration Association, and shall be based on the provisions and limitations of Article 9.

         Notwithstanding anything contained herein to the contrary, no claim for damages, may be made until such claim is finally resolved pursuant to the process and procedures set forth above in this Section 10.10.

         If any party is forced to bring an action or proceeding to enforce any of the provisions of this Agreement, including any indemnifications provided for herein, it is hereby agreed that the unsuccessful party in any such litigation shall pay all reasonable expenses including legal fees of the successful party.

         10.10. Settlement Agent. The parties agree that Allen & Gooch, A Law Corporation, shall act as settlement agent (the "Settlement Agent") for the purposes of receiving and disbursing the proceeds of the transaction. Purchaser agrees that as of the Closing it has deposited with the Settlement Agent the funds identified on the Disbursement Sheet attached as part of Schedule A hereto, and Seller and Parent Company do hereby direct the Settlement Agent to disbursement the proceeds from the referenced Asset Purchase Agreement as provided for in this Disbursement Statement. Seller and Parent Company acknowledge that Settlement Agent's sole responsibility with regard hereto shall be to receive the purchase price and disburse the same in accordance with this Disbursement Statement.

                                      * * *

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                         GENERIC DISTRIBUTORS, INC.

                                         By:_______________________________

                                         Name:

                                         Title:



                                         DYNAGEN, INC.

                                         By:_______________________________

                                         Name:

                                         Title:



                                         LOUISIANA WHOLESALE DRUG COMPANY, INC.

                                         By:________________________________

                                         Name:

                                         Title: